October 11, 2012

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Kubota Corporation Form 20-F for the fiscal year ended March 31, 2012 Filed June 29, 2012 File No. 1-07294

Dear Mr. Cash:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated October 9, 2012, with respect to the annual report on Form 20-F of Kubota Corporation (the “Company”) for the year ended March 31, 2012. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the Staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Matters Related to the Health Hazard of Asbestos, page 28

Contingencies Regarding Asbestos-Related Matters, page 29

We have read your response to comment two from our comment letter dated September 19, 2012. Please confirm that in future filings you will disclose the factors you considered as of March 31, 2012 in determining that payment to those 13 claimants was remote and that you will provide similar disclosures for all future claimants for which you deem payment to be remote.

Response:

The Company confirms that we will disclose the factors we considered as of March 31, 2012 in determining that payment to those 13 claimants was remote and that we will also provide similar disclosures for all future claimants for which we deem payment to be remote.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax (+81-6-6648-2632).

Faithfully yours,

/s/ Shigeru Kimura

Shigeru Kimura
Director and Managing Executive Officer
Kubota Corporation

cc:	Ms. Mindy Hooker

Ms. Jeanne Baker

(Division of Corporation Finance, Securities and Exchange Commission)

Mr. Izumi Akai

Mr. Kenji Taneda

Ms. Junko Urabe

(Sullivan & Cromwell LLP)

3